Exhibit 99.1

Sapiens P&C Customer Wins in Two Categories at

Asia Insurance Technology Awards

Achmea Australia, a Sapiens IDIT software suite user, won “Best Newcomer” and “Digital Transformation” awards

Holon, Israel – November 26, 2014 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that its customer, Achmea Australia, a new and unique insurer for Australia’s farming community, won “Best Newcomer” and “Digital Transformation” awards at the Asia Insurance Technology Awards (AITA).

The awards, which were presented by Celent’s Insurance Practice and the Asia Insurance Review, were publicly announced on November 20 at the third annual Asia Insurance CIO Summit in Singapore.

“Celent is pleased to present the ‘Best Newcomer’ and ‘Digital Transformation’ awards to Achmea Australia,” said Wenli Yuan, senior analyst for Celent’s Asian Financial Services Group. “Among the many excellent nominations this year, it is impressive that one company managed to win two of the nine overall awards based on the strength of its digital capabilities and early success.”

Achmea Australia has implemented Sapiens IDIT, a component-based software solution suite designed for the General Insurance market, as its core insurance application. Sapiens IDIT is a crucial component of Achmea Australia’s digital capabilities.

“Our mobile technology allows Achmea Australia to develop direct, long-lasting relationships with our customers – the Risk Specialist has full access to the core system and can manage the entire relationship,” said Timo van Voorden, chief executive officer at Achmea Australia. “This approach promotes our core values of risk minimisation and genuine partnership with our customers, and is critical to our success.”

Achmea’s “Best Newcomer” award can be partially attributed to the launch of its standalone Winter Crop insurance product in July 2014. The product, which was made possible by Sapiens IDIT’s agility, was planned, configured and successfully launched in just three weeks. It increased Gross Written Premiums (GWP) for 2014 by more than 20 percent.

“Sapiens congratulates our customer, Achmea Australia, on its two awards,” said Gary Sherne, president of Sapiens’ P&C/General Insurance and Reinsurance division. “Sapiens IDIT has enabled Achmea to go to market quickly and innovate. We look forward to continuing to partner with Achmea.”

Asia Insurance Technology Awards (AITA)

The Asia Insurance Technology Awards (AITA) recognize excellence and innovation in the use of technology within the insurance industry in the Asia Pacific Region. The winners were chosen from a highly competitive field that included nominations from across the region.

About Achmea Australia

Achmea Australia is a new and unique insurer for Australia’s farming community. It offers General Insurance, including its all-in-one Farm Pack covering five lines of business – buildings, inventory, business interruption, vehicles and liability – under one packaged policy. Achmea was launched in December 2013 and is the local company of Achmea, one of the largest mutual insurance companies in the world and the market leader in its home country, The Netherlands. Achmea serves 13 million customers worldwide. For more information: http://www.achmea.com.au/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact:

Yaffa Cohen-Ifrah

Vice President Corporate Marketing and Communications

Sapiens International

Mobile:+1 201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com